Exhibit 99.1

Actions Semiconductor Reports First Quarter 2016 Results

ZHUHAI, China, May 26, 2016 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the first quarter ended March 31, 2016.

Commenting on the first quarter results, Dr. Zhenyu Zhou, CEO of Actions Semiconductor said, “Revenue for the quarter came in at the high end of our expectations. Traditionally, the first quarter of the year is the seasonally slowest quarter due to the Chinese New Year holiday, which causes a slowdown in production by consumer electronics manufacturers in China for approximately three to four weeks. First quarter revenue was above year ago levels primarily due to strong shipments of our solutions for Bluetooth-enabled devices and an increase in shipments of tablet SoCs. Smart product solutions, including open source SoCs and reference design platforms, continue to ramp slowly, but are making a positive impact on gross margin.

“The semiconductor industry as a whole has moved beyond much of the turbulence it faced at the beginning of the year. Given the outlook for our current target markets, our ability to increase revenue will be somewhat limited for the next few quarters. Yet, we see some opportunities for growth and will strive to increase our top line in 2016. Our portfolio of Bluetooth solutions is positioned to capture additional share in the Bluetooth audio and music market along with fast growing new verticals such as wearables and automotive products. In our application processor business, we plan to maintain our share in the tablet market leveraging our existing product portfolio and will continue to introduce new, differentiated solutions in profitable and growing markets such as virtual reality products. We also plan to carefully manage expenses, and expect R&D expenditures in 2016 to be below 2015 levels,” Dr. Zhou concluded.

First Quarter 2016 Results

All financial results are reported on a U.S. GAAP basis.

Revenue for the first quarter of 2016 was $12.0 million, as compared to revenue of $11.9 million for the fourth quarter of 2015, and $10.5 million for the first quarter of 2015.

Actions Semiconductor reported gross profit in the first quarter of $4.2 million, as compared with $1.3 million in the fourth quarter of 2015 and $2.5 million in the first quarter of 2015. Gross margin was 35.3% for the first quarter of 2016, compared to gross margin of 11.1% for the fourth quarter of 2015, and 23.5% for the first quarter of 2015. The first quarter of 2016 was favorably impacted by the sale of previously written-down inventory. Gross margin in the fourth quarter of 2015 was negatively impacted by the write-down of certain slower moving inventory that reduced gross margin by about 9.0%.

Operating expenses in the first quarter of 2016 were $9.1 million, as compared to $9.1 million in the fourth quarter of 2015 and $9.5 million in the first quarter of 2015.

Research and development expenses were $6.6 million for the first quarter, as compared to $6.4 million in the fourth quarter of 2015 and $6.8 million in the first quarter of 2015. The quarter-over-quarter increase was mainly due to a slight increase in mask expenses in current quarter.

General and administrative expenses were $2.1 million in the first quarter, as compared to $2.3 million in the fourth quarter of 2015 and $2.0 million in the first quarter of 2015.

Selling and marketing expenses were $0.5 million for the first quarter, as compared to $0.5 million in the fourth quarter of 2015 and $0.6 million in the first quarter of 2015.

Operating loss for the first quarter of 2016 was $4.6 million, as compared to the operating loss of $6.5 million in the fourth quarter of 2015 and the operating loss of $7.0 million in the first quarter of 2015.

Other expense for the first quarter of 2016 was $0.1 million, as compared to other expense of $1.3 million in the fourth quarter of 2015 and other income of $16,000 in the first quarter of 2015. In the fourth quarter of 2015, we recorded an unrealized, non-cash foreign exchange loss associated with the depreciation of the Chinese RMB against the U.S. dollar.

Interest income for the first quarter of 2016 was $1.1 million, unchanged from $1.1 million in the fourth quarter of 2015 and down from $1.6 million in the first quarter of 2015. The year-over-year decrease was due to lower cash and interest bearing securities following the Dutch auction tender offer in September 2015.

Income tax expense was $0.1 million for the first quarter of 2016, compared to an income tax credit of $0.2 million in the fourth quarter of 2015 and an income tax credit of $0.5 million in the first quarter of 2015.

Net loss attributable to Actions Semiconductor's shareholders for the first quarter of 2016 was $3.9 million or $0.089 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $7.2 million or $0.162 per basic and diluted ADS, for the fourth quarter of 2015, and net loss attributable to Actions Semiconductor’s shareholders of $5.0 million or $0.085 per basic and diluted ADS, for the first quarter of 2015. Although the net loss for the first quarter of 2016 was less than the net loss in the first quarter of 2015, the loss per ADS increased due to fewer total shares outstanding following the repurchase of almost 14.0 million shares in a Dutch auction tender offer in September 2015.

Financial Condition

The Company ended the first quarter of 2016 with $119.4 million in cash and cash equivalents, together with time deposits, trading securities, marketable securities and restricted deposits. Total current assets were approximately $117.2 million, and the Company had working capital of approximately $44.9 million and $61.0 million in short-term bank loans, and total shareholder’s equity was $152.2 million as of March 31, 2016.

Since the share repurchase program commenced in 2007, the Company has invested approximately $113.4 million in repurchasing its ADSs and ordinary shares, including $57.2 million representing the equivalent of 24.0 million ADSs repurchased through Dutch auction tender offers in September 2015 and 2014. As of March 31, 2016, the equivalent of approximately 49.1 million ADSs were repurchased. As of March 31, 2016, the total number of outstanding ordinary shares (including ordinary shares represented by ADSs) was 265,788,736.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the second quarter of 2016 to be in the range of $13.5 to $14.5 million. The semiconductor industry as a whole has moved beyond much of the turbulence it faced at the start of the year. Given the outlook for its current target markets, the Company anticipates that its ability to increase revenue will be limited for the next few quarters. The Company sees some room for growth and will strive to increase revenue in 2016 while managing expenses.

Receipt of a Going-Private Offer

On May 19, 2016, the Company’s Board of Directors received a preliminary, non-binding offer letter from Mr. Niccolo Chen, its former CEO, and certain of his affiliates, who have formed a consortium. The letter proposed a "going-private" transaction at the price of US$2.00 per ADS. Upon receipt of this letter, the Board of Directors formed a Special Committee consisting of directors independent from the consortium and Company management to evaluate this proposal and safeguard the interest of the Company’s shareholders. The Special Committee is authorized by the Board to evaluate or negotiate the proposal or to consider any other strategic alternatives as necessary or appropriate. The Special Committee has subsequently retained U.S. and Cayman Islands counsel and is in the process of evaluating a suitable financial advisor. The Special Committee cautions the Company's shareholders and others considering trading in the Company's securities that no decision has been made on the response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Special Committee does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Conference Call Details

Actions Semiconductor's management will conduct an earnings conference call offering prepared remarks on the first quarter of 2016, new products, business outlook and other matters. Although the management will not be conducting a question and answer session during the call, the Company continues to welcome written questions and comments from its shareholders.

The teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Daylight Time, on Thursday, May 26, 2016. To participate in the live call, analysts and investors should dial 888-337-8169 or 719-325-2402 at 8:00 a.m. Eastern Time on May 26, 2016. The conference ID number is 4764224. Actions Semiconductor will also offer a webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available through June 5, 2016 by registering at https://jsp.premiereglobal.com/webrsvp and entering access code 4764224.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the outlook for the worldwide semiconductor market, the future prospects for the Company’s Bluetooth single chip 4.2 solutions, ability to compete in the virtual reality market, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from its new products and Actions Semiconductor's future expectations with respect to revenue. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on fourth parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	At March 31,	At December 31,	At March 31,
	2016	2015	2015
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	34,667	36,262	61,855
Time deposit	155	154	5,632
Restricted deposits	36,068	65,255	51,786
Marketable securities	21,125	13,519	43,035
Trading securities	70	68	72
Accounts receivable, net of allowance for doubtful accounts of $nil, $nil, and $68 as of March 31, 2016, December 31, 2015, and March 31, 2015, respectively	4,680	4,826	2,833
Amount due from a related party	1,254	1,226	555
Amount due from an equity method investee	22	17	48
Inventories, net of inventory written-down of $3,553, $6,218, and $6,942 as of March 31, 2016, December 31, 2015, and March 31, 2015, respectively	11,952	12,076	14,978
Prepaid expenses and other current assets	6,368	6,448	5,689
Income tax recoverable	-	-	345
Deferred tax assets	862	938	1,644
Total current assets	117,223	140,789	188,472

Investments in equity method investees	27,087	26,962	27,323
Other investments	15,476	15,474	15,627
Restricted deposits	27,291	27,221	-
Rental deposits	59	56	65
Property, plant and equipment, net	27,714	27,984	29,929
Land use right	1,412	1,417	1,505
Acquired intangible assets, net	9,012	9,055	15,345
Deposit paid for acquisition of intangible assets	-	-	547
Deferred tax assets	124	193	49
TOTAL ASSETS	225,398	249,151	278,862

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	5,450	4,243	6,633
Amount due to a related party	155	298	162
Accrued expenses and other current liabilities	3,750	5,040	7,148
Short-term bank loans	61,000	81,000	45,000
Other liabilities	1,775	1,771	1,929
Income tax payable	49	49	49
Deferred tax liabilities	162	155	314
Total current liabilities	72,341	92,556	61,235

Payable for acquisition of intangible assets	197	197	155
Deferred tax liabilities	673	715	883
Total liabilities	73,211	93,468	62,273

Equity:
Ordinary shares	1	1	1
Additional paid-in capital	63,564	63,426	63,051
Treasury Stock	(103,747)	(103,736)	(70,964)
Accumulated other comprehensive income	32,181	31,863	36,933
Retained earnings	160,222	164,163	187,601
Total Actions Semiconductor Co., Ltd. shareholders' equity	152,221	155,717	216,622
Non-controlling interest	(34)	(34)	(33)
Total equity	152,187	155,683	216,589
TOTAL LIABILITIES AND EQUITY	225,398	249,151	278,862

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2016	2015	2015
	(unaudited)	(unaudited)	(unaudited)

Revenues:
System-on-a-chip products	11,987	11,938	10,447
Semiconductor product testing services	6	5	30
	11,993	11,943	10,477
Cost of revenues:
System-on-a-chip products	(7,759)	(10,614)	(8,006)
Semiconductor product testing services	(2)	(2)	(11)
	(7,761)	(10,616)	(8,017)
Gross profit	4,232	1,327	2,460
Other operating income	260	1,261	60
Operating expenses:
Research and development	(6,560)	(6,357)	(6,845)
General and administrative	(2,068)	(2,266)	(2,049)
Selling and marketing	(455)	(495)	(594)
Total operating expenses	(9,083)	(9,118)	(9,488)
Loss from operations	(4,591)	(6,530)	(6,968)
Other (expense) income	(120)	(1,289)	16
Interest income	1,132	1,121	1,646
Interest expense	(310)	(324)	(163)
Loss before income taxes, equity in net income (loss) of equity method investees and non-controlling interest	(3,889)	(7,022)	(5,469)
Income tax (expense) credit	(115)	224	499
Equity in net income (loss) of equity method investees	63	(388)	(27)
Net loss	(3,941)	(7,186)	(4,997)
Less: Net loss attributable to non-controlling interest	-	1	-
Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders	(3,941)	(7,185)	(4,997)

Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders
Basic (per share)	(0.015)	(0.027)	(0.014)
Diluted (per share)	(0.015)	(0.027)	(0.014)

Basic (per ADS)	(0.089)	(0.162)	(0.085)
Diluted (per ADS)	(0.089)	(0.162)	(0.085)

Weighted-average shares used in computation:
Basic	265,785,580	265,887,058	352,379,927
Diluted	265,785,580	265,887,058	352,379,927

Weighted-average ADS used in computation :
Basic	44,297,597	44,314,510	58,729,988
Diluted	44,297,597	44,314,510	58,729,988

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	111	115	5
General and administrative	18	16	-
Selling and marketing	9	10	-
Cost of revenues	1	2	-

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2016	2015	2015
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net loss	(3,941)	(7,186)	(4,997)
Adjustments to reconcile net loss to net cash provided by operating activities:
Operating activities:
Depreciation of property, plant and equipment	440	454	475
Allowance for doubtful accounts receivable	-	-	490
Amortization of land use right	8	8	9
Amortization of acquired intangible assets	761	760	1,228
Loss on disposal of property, plant and equipment	17	2	-
Loss on disposal of intangible assets	24	-	-
Share of net (income) loss of equity method investees	(63)	388	27
Share-based compensation	138	143	5
Deferred tax	112	(228)	(343)
Changes in operating assets and liabilities:
Accounts receivable	148	(171)	(491)
Amount due from a related party	(28)	290	1,095
Inventories	147	4,367	(1,008)
Amount due from an equity method investee	(5)	22	(7)
Prepaid expenses and other current assets	143	2,203	(1,178)
Accounts payable	1,197	(4,894)	833
Amount due to a related party	(151)	73	(97)
Accrued expenses and other current liabilities	(1,768)	943	(1,214)
Income tax recoverable	-	-	(159)
Rental deposit paid	(3)	-	(11)
Note Receivables	-	-	161
Net cash used in operating activities	(2,824)	(2,826)	(5,182)

Investing activities:
Proceeds from redemption of marketable securities	2,013	1,169	-
Purchase of marketable securities	(9,584)	(573)	(4,649)
Purchase of property, plant and equipment	(133)	(127)	(76)
Purchase of intangible assets	(366)	(461)	(111)
(Increase) decrease in time deposits	-	(154)	(5,627)
Decrease (increase) in restricted deposits	29,224	(6,536)	(195)
Net cash provided by (used in) investing activities	21,154	(6,682)	(10,658)

Financing activities:
Advance subsidy from local authorities of Zhuhai, the PRC	-	128	-
Distribution of government grant to third party	-	(296)	-
Proceeds from exercise of share-based awards	4	1	147
Repurchase of ordinary shares	(15)	(23)	(632)
Raise of short-term bank loans	25,000	-	-
Repayment of short-term bank loans	(45,000)	-	-
Net cash used in financing activities	(20,011)	(190)	(485)

Net decrease in cash and cash equivalents	(1,681)	(9,698)	(16,325)

Cash and cash equivalents at the beginning of the period	36,262	46,564	78,177

Effect of exchange rate changes on cash	86	(604)	3
Cash and cash equivalents at the end of the period	34,667	36,262	61,855

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